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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER


                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF OCTOBER, 2000




                                PETSEC ENERGY LTD

                            Level 13, 1 Alfred Street
                                Sydney, NSW 2000
                                    Australia
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

                         Form 20-F  X        Form 40-F
                                   ---                 ---

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                               Yes           No  X
                                   ---          ---

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                                PETSEC ENERGY LTD
                                 ACN 000 602 700


3 October 2000


            PETSEC ENERGY TO SELL INTERESTS IN GULF OF MEXICO LEASES


Sydney, Australia - Petsec Energy Ltd (ASX: PSA and OTC BB: PSJEY) today announced that pursuant to the agreement its wholly owned subsidiary Petsec Energy Inc. ("PEI") reached with the unsecured creditors committee, PEI has either sold or signed purchase and sale agreements for the majority of its leases. (See Company announcement 17 June 2000).

PEI sold its 33% interest in Mustang Island 883 and 100% interest in Mustang Island leases 748, 749, 795, 797, 940 and 941 to LLOG Offshore Exploration, Inc. for US$6.375 million. The sale was approved by the Bankruptcy Court presiding over PEI's Chapter 11 proceedings and was completed on September 25, 2000 with an effective date of August 1, 2000.

PEI will present the purchase and sale agreements, details of which are given below, to the Bankruptcy Court for approval as initial bids. PEI will also request that the Bankruptcy Court enter an Order approving certain bid procedures with respect to each of these agreements so that other interested bidders may submit higher and better offers to purchase these assets. PEI expects to conduct a final auction of the assets in early November 2000 if any competing bids are received. Net proceeds from the sales of PEI's assets will be distributed to PEI's creditors, Petsec (USA) Inc., (wholly owned by Petsec Energy Ltd) as equity owner, and certain of PEI's senior management team in the USA, in accordance with and upon confirmation by the bankruptcy court of a Plan of Reorganisation.

A purchase and sale agreement has been signed with Apache Corporation for the sale of Petsec Energy Inc.'s 50% working interest in Main Pass leases 5, 6, 7, 84, 90, 91, 93, 104 and 105, Grand Isle 45, Ship Shoal leases 192, 193 and 194,
South Marsh Island 7, and West Cameron leases 237, 543, 544 and 653. The effective date of the sale is October 1, 2000. The sale price is US$51.2 million. Apache is the operator of the leases.

Purchase and sale agreements have been signed with ATP Oil and Gas in respect of the West Cameron 461 lease and South Marsh Island 189 and 190 leases. The purchase prices are US$1,617,000 and US$3,129,000, respectively, each with an effective date of October 1, 2000.

Purchase and sale agreements have been signed with Stone Energy Corporation in respect of the South Pelto 22 lease and Vermilion Block 258 leases. The purchase prices are US$800,000 and US$1,700,000, respectively, each with an effective date of June 1, 2000.

There are six exploration leases and other miscellaneous assets that are not subject to the Apache, ATP or Stone agreements, which PEI will market and sell subject to Bankruptcy Court approval.


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All inquiries concerning the divestiture of PEI's assets should be directed to the following professionals at Houlihan Lokey Howard & Zukin Capital, the investment bankers managing the divestiture process for PEI and its creditors:

Matthew R. Niemann, Vice President
Brett A. Lowrey, Associate
Houlihan Lokey Howard & Zukin Capital
(310) 553-8871 (phone)
(310) 553-4024 (fax)
1930 Century Park West
Los Angeles, California 90067-6802

All other inquiries concerning Petsec Energy should be directed to:

In Australia:                               In USA:

Geoffrey Fulcher, Company Secretary         Ross Keogh, Chief Financial Officer
(61) 2 9247 4605 (phone)                    (337) 989 1942 (phone)
(61) 2 9251 2410 (fax)                      (337) 989 7271 (fax)

   Company information is available at Petsec's website http://www.petsec.com










1. Information in this report which relates to hydrocarbon reserves is based on information compiled by a person qualified in accordance with Listing Rule 5.11 and accurately reflects the information compiled by that person.

2. Certain statements in this report regarding future expectations and plans of the Company may be regarded as "forward-looking statements" within the meaning of Section 27A of the USA Securities Act of 1933 and Section 21E of the USA Securities Exchange Act of 1934. Although the Company believes that its expectations and plans are based upon reasonable assumptions, it can give no assurance that its goals will be met. Actual results may vary significantly from those anticipated due to many factors, including oil and gas prices, operating hazards, drilling risks, environmental risks and uncertainties in interpreting engineering and other data relating to oil and gas reservoirs, as well as other risks discussed in the Company's SEC filings.

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         PETSEC ENERGY LTD



Date: October 6, 2000                    By: /s/ Ross A. Keogh
                                         ---------------------------------------
                                         Name:  Ross A. Keogh
                                         Title: Chief Financial Officer